------------------------------
                                                            OMB APPROVAL
                                                  ------------------------------
                                                  OMB NUMBER          3235-0287
                                                  Expires:    January 31, 2005
                                                  Estimated average burden
                                                  hours per response.........0.5
                                                  ------------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
================================================================================
1. Name and Address of Reporting Person*

--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

        Osser             Leonard
--------------------------------------------------------------------------------
                                    (Street)

        c/o Milestone Scientific Inc.
        220 South Orange Avenue
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)

        Livingston      New Jersey              07039
================================================================================
2. Issuer Name and Ticker or Trading Symbol

        Milestone Scientific Inc.
        AMEX - "MS"

================================================================================
3. IRS Identification Number of Reporting Person, if entity (Voluntary)


================================================================================
4. Statement for Month/Year

        September 2002
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   |X|   Director                             |X|   10% Owner
   |X|   Officer                              |_|   Other
         (give title below)                         (specify below)

   Chief Executive Officer
================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by One Reporting Person
   |_|  Form filed by More than One Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                09/11/02      P              100,000        A    $.398     2,865,244      D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

                                                                          (Over)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v). SEC 1474 (2-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number


                                                                  SEC 1474(2-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                             9.       10.
                                                                                                             Number   Owner-
                                                                                                             of       ship
                    2.                                                                                       Deriv-   Form of
                    Conver-                    5.                              7.                            ative    Deriv-  11.
                    sion                       Number of                       Title and Amount              Secur-   ative   Nature
                    or                         Derivative    6.                of Underlying          8.     ities    Secur-  of
                    Exer-             4.       Securities    Date              Securities            Price  Bene-    ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)      of     ficially Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------      Deriv- Owned    (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)                 Amount ative  at End   In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------                 or     Secur- of       direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-                 Number ity    Month    (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion                    of     (Instr.(Instr.  (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title          Shares 5)     4)       4)      4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Options to purchase                                                            Common Stock
common stock         $ 16.00  1/9/98   A         A            1/9/99   1/9/03  par value $.001   50,000                  D
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase                                                            Common Stock
common stock         $  1.00  1/1/99   A         A            1/9/00   1/9/04  par value $.001   50,000                  D
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase                                                            Common Stock
common stock         $  .875  1/1/00   A         A            1/1/01   1/1/05  par value $.001   50,000                  D
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase                                                            Common Stock
common stock         $  2.00  1/4/01   A         A            1/4/02   1/4/06  par value $.001   50,000                  D
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase                                                            Common Stock
common stock         $   .68  1/2/02   A         A            1/2/03   1/2/07  par value $.001   50,000                  D
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase                                                            Common Stock
common stock         $  1.75  2/1/00   A         A            2/1/00   2/1/05  par value $.001   35,714                  D
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase                                                            Common Stock
common stock         *        1/2/02   A         A            1/2/02  1/31/07  par value $.001  614,183                  D
-----------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

* The exercise price for any of these option is $.80 through 1/31/03, $1.00 from 2/1/03 through 1/31/06 and $2.00 from 2/1/06 through 1/31/07


          /s/ Leonard Osser                                 September 13, 2002
---------------------------------------------            -----------------------
**Signature of Reporting Person                                   Date

See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
        If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                          Page 2